Exhibit 99.1

Santiago, August 20, 2020

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on August 19, the Board of Banco Santander - Chile approved the following contracts with related parties:

A technology services contract between Banco Santander-Chile and its subsidiary and business support company, Santander Consumer Finance Limitada (SCF), through which the Bank will provide a service to SCF to improve technological efficiency, increase control of the operational risk, improve internal control management, cybersecurity and economic efficiency, among others.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange